A4
3/7/03

03012849

VF 3-6-03 RR

STATES
HANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8 - 51740

PROCESSING MAR 0 3 2003 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kotak Mahindra Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Westchester Avenue, Suite 308W
(No. and Street)

White Plains	New York	10604
(City)	(State)	(Zip Code)

MAIL RECEIVED PROCESSING MAR 0 3 2003 WASH. DC 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ravilochan Palo (914) 994-6120
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

MAR 1 9 2003

OATH OR AFFIRMATION

I, Ravilochan Palo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kotak Mahindra Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

Notary Public, State o[illegible] [illegible]ork
No. 01BO5052518
Qualified in Westches[illegible]
Commission Expires No[illegible] 05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

KOTAK MAHINDRA, INC.

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Kotak Mahindra, Inc.

We have audited the accompanying statement of financial condition of Kotak Mahindra, Inc. as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kotak Mahindra, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 12, 2003

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash	$	160,911
Due from affiliates		15,850
Office equipment, net of accumulated depreciation of $9,339		3,143
Other assets		63,842
	$	243,746
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities, accounts payable and accrued expenses	$	4,080
Liabilities subordinated to claims of general creditors		200,000
Commitments and contingencies		
Stockholders' equity		
Common stock, $.01 par value, authorized 1,000,000 shares issued and outstanding 650,001 shares		6,500
Additional paid-in capital		643,501
Accumulated deficit		(610,335)
Total stockholders' equity		39,666
	$	243,746

See accompanying notes to financial statements.

KOTAK MAHINDRA, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and nature of business

Kotak Mahindra, Inc. (the "Company"), a majority owned subsidiary of Kotak Mahindra Capital Company ("the Parent"), is a broker dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations consist primarily of engaging in agency transactions in Indian Shares, which are executed through an affiliate, Kotak Securities (KS) and settled on a delivery versus payment basis, Indian Global Depository Receipts (GDR Business) and American Depository Receipts (ADR Business) which are executed through Kotak Mahindra (UK) Limited (KMUK) and settled on a delivery versus payment basis. The Company also has a fully disclosed clearing arrangement with Bear Stearns for all U.S. securities through a tripartite agreement through Northeast Securities.

2. Liquidity

The Company has suffered losses from operations during the year and was supported by the parent through an increase in equity capital of $300,000. The Parent has agreed to provide financial support to fund any working capital requirements of the Company up to $200,000 for the year ending December 31, 2003.

3. Summary of significant accounting policies

Office Equipment

Office equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over an estimated useful life of 5 years.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Related party transactions

The Company appointed Kotak Mahindra (UK) Limited, an affiliate, as its clearing agent for the ADR and GDR Business. In 2002, the Company received a total fee of $90,000, paid in equal installments of $30,000 per month, as payment for appointing the clearing agent and for building the franchise for the GDR Business. The agreement ended in March 2002. For the year ended December 31, 2002, commissions earned through transactions cleared through Kotak Mahindra (UK) approximated $3,000. At December 31, 2002, amounts due from Kotak Mahindra (UK) Limited were $1,050.

The Company provided advisory services to Kotak Mahindra (International) Limited, an affiliate. During the year ended December 31, 2002, advisory fees from this affiliate amounted to approximately $50,000. Amounts due from the affiliate at December 31, 2002 were $6,500.

For the year ended December 31, 2002, commissions earned through transactions cleared through Kotak Securities approximated $196,000. At December 31, 2002, amounts due from Kotak Securities were $8,300.

5. Liabilities subordinated to claims of general creditors

At December 31, 2002, the Company has amounts due of $200,000 under two subordinated loans for $100,000 each with Kotak Mahindra (International) Limited, which are pursuant to agreements approved by the NASD. The two loans mature September 30, 2006 and September 30, 2004, respectively, and are non-interest bearing.

6. Income taxes

The Company has a deferred tax asset of approximately $244,000, which is primarily attributable to approximately $609,000 of federal and New York State net operating loss carry-forwards. The Company has established a valuation allowance in the same amount due to the uncertainty as to the realization of these carry-forwards. These carry-forwards expire through 2022.

7. Commitments

The Company has paid the security deposit and guaranteed the rent payments for two of its employees' apartment leases. Future minimum payments under these leases are approximately $3,400 a month through October 31, 2003.

8. Off-balance-sheet risk and concentrations of credit risk

In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counter-party is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to a clearance agreement, the Company will introduce all domestic securities transactions to its clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

9. Net capital requirement

The Company is a member of the NASD, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was approximately $207,000, which was approximately $107,000 in excess of its minimum requirement of $100,000.

10. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".